

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

      Re: Worthy Property Bonds 2, Inc.
          Post Qualification Amendment on Form 1-A
          Filed June 10, 2024
          File No. 024-12206

Dear Dara Albright:

      Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include updated audited financial statements as required by Section (b)(3)(D) of Part F/S of Form 1-A.

      We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

      Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Frank Borger Gilligan, Esq.